Exhibit 99.1

NOT FOR DISTRIBUTION IN THE USA, CANADA AND JAPAN

761786 PRESS RELEASE

AEGON N.V. INCREASES PERPETUAL CAPITAL SECURITIES TO EUR 950 MILLION AND USD 500 MILLION

AEGON N.V. announced today it completed the additional sale of EUR 450 million and USD 250 million of Perpetual Capital Securities, targeted at private investors in Europe and Asia. With this sale, the total amount of outstanding Perpetual Capital Securities now stands at EUR 950 million and USD 500 million.

The euro tranche of the AEGON Perpetual Capital Securities will pay investors a variable coupon based on the yield of 10-year Dutch government bonds plus an additional spread of 10 basis points. The euro tranche is priced at 100. The coupon will be reset each quarter based on the then prevailing 10-year Dutch government bond yield, with a maximum of 8.0%.

The US dollar tranche of the AEGON Perpetual Capital Securities will pay investors a variable coupon based on the yield of 10-year USD interest rate swaps plus an additional spread of 10 basis points. The US dollar tranche is priced at 100. The coupon will be reset each quarter based on the then prevailing 10-year USD interest rate swap yield, with a maximum of 8.5%.

Payment date for the new securities is October 15, 2004. Application for listing on Euronext Amsterdam has been made and the new securities will be fungible with the existing EUR 500 million and USD 250 million Perpetual Capital Securities issued on July 15, 2004 until 40 days after payment date. The AEGON Perpetual Capital Securities rank junior to AEGON’s existing subordinated debt and contain provisions for interest deferral and early redemption. The proceeds from the issue will be used to refinance senior debt. This will further strengthen AEGON’s capital base in a non-dilutive and cost effective manner.

The AEGON Perpetual Capital Securities euro tranche is distributed through ABN AMRO, Rabobank International and ING Financial Markets. The US dollar tranche is distributed through ABN AMRO, BNP Paribas, Citigroup and HSBC.

Detailed terms and conditions are described in the preliminary offering circular which is available on AEGON’s website: www.aegon.com or may be obtained from one of the banks listed above.

The Hague, October 8, 2004

The Securities have not been and will not be registered under the United States Securities Act of 1933 as amended (the ‘Securities Act’) and are Securities in bearer form that are subject to certain United States tax law requirements. Subject to certain exceptions, the Securities may not be offered, sold or delivered, directly or indirectly, in the United States, or to or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under the Securities Act). For a further description of registrations on offers, sales, resales and deliveries of Securities, see ‘Subscription and Sale’ in the Offering Circular.

Inquiries:

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.nl

Web site: www.aegon.com